Exhibit (a)(8)

From: Bill Swain

To: All GraphOn Corporation Employees and Directors

Date: September 23, 2011

On September 14, 2011, we initiated an offer to exchange for the benefit of our employees and directors to exchange options to purchase shares of our common stock having an exercise price greater than $0.20 per share, and that were granted prior to August 31, 2011, for new options, upon the terms and subject to the conditions described in the Offer to Exchange document provided to you on September 14, 2011.

The Offer to Exchange stated that the offer would expire at 12:00 a.m., Eastern Time, on October 12, 2011 unless we extend the offer. By this email, we wish to clarify that, unless extended, the Offer to Exchange will expire at 12:00 a.m., midnight, Eastern Time, on October 12, 2011, which is the time immediately prior to 12:01 a.m., Eastern Time, on October 13, 2011.

If you have any questions about this email or the offer, please contact me or Bob Dixon at the number provided in our internal phone directory. Thank you.

Bill Swain